UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

           A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

           B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

          See Appendix 1.

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ A. Brent King

A. Brent King
Employee Savings Plan Committee

Date: June 29, 2009

2

Appendix 1

Tredegar Corporation Retirement Savings Plan

FINANCIAL REPORT
DECEMBER 31, 2008 AND 2007

3

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)-Schedule I	14

EXHIBIT

Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt Mares, PLC

Richmond, Virginia
June 17, 2009

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments:
Money market fund	$853,100	$599,221
Tredegar Corporation common stock	39,309,923	36,598,900
Actively managed commingled funds	41,757,534	60,376,287
Loans to participants	1,632,502	1,714,472

Total investments	83,553,059	99,288,880

Receivables:
Accrued interest and dividends	88,267	93,243
Due from broker for securities sold	—	1,964

Total receivables	88,267	95,207

Total assets	83,641,326	99,384,087

LIABILITIES

Benefits payable	125,521	—
Accrued administrative fees	3,197	2,865
Due to broker for securities purchased	1,580	1,923

Total liabilities	130,298	4,788

Net assets available for benefits	$83,511,028	$99,379,299

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$154,936	$125,102
Dividends	353,278	372,226
Net depreciation in fair value of investments	(13,252,984)	(10,589,368)

Total investment income (loss)	(12,744,770)	(10,092,040)

Contributions:
Employer	2,805,665	2,828,491
Participant	4,729,439	5,164,212
Rollover	41,725	212,888

Total contributions	7,576,829	8,205,591

Total additions	(5,167,941)	(1,886,449)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	12,934	80,688
Benefits paid to participating employees	10,687,396	11,873,826

Total deductions	10,700,330	11,954,514

NET DECREASE	(15,868,271)	(13,840,963)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	99,379,299	113,220,262

End of year	$83,511,028	$99,379,299

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds - market price which is equivalent to cost

Common stock - last published sale price on the New York Stock Exchange

Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%. With the exception of certain collectively bargained plans, the company match contribution is $1.00 for every $1.00 a participant contributes up to 6% each payroll period.

With the exception of Participants covered under certain collective bargaining agreements, Employees hired on or after January 1, 2007 will automatically be enrolled in the retirement savings plan at a three percent contribution level unless they choose to contribute more or less. The default investment fund is the age appropriate target fund.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS (Concluded)

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Money Market Fund, Tredegar stock and eleven (11) managed commingled funds as investment options to participants.

All Employer Contributions are invested in the Tredegar Stock Fund. Effective January 1, 2007, if the Participant has at least three years of service, any existing Company matching funds as of December 31, 2006 can be transferred once per month as follows: a maximum of up to 33% of the participant’s existing units can be transferred during 2007, up to 66% in 2008, and up to 100% in 2009. If the Participant is age 55 with at least three years of service, the Participant may transfer all or any part of their company matching account on a monthly basis. Company matching contributions made after January 1, 2007 (“Post-2006 Match”) will be invested in company stock, and the Participant may continue to keep their match in Tredegar stock. However, if the Participant has at least three years of service, the Participant will be able to transfer the Post-2006 Match to other funds on a monthly basis after they have three years of employment.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2008 and 2007.

	2008 (1)	2007 (1)

Money market fund - Russell Trust Company Short-Term Investment Fund	$853,100	$599,221

Investments at fair value as determined by quoted market price:
Common stock:
Tredegar Corporation	39,309,923	36,598,900

Actively managed commingled funds (2):
Russell Investment Contract Fund, Class C	8,381,059	5,597,596
Russell Equity I Fund, Class G	6,118,201	11,365,574
Russell Small Capitalization Fund, Class D	2,923,662	6,304,234
Russell Fixed Income I Fund, Class B	4,141,950	3,857,114
Tredegar 2010 Strategy Fund	3,481,223	5,239,808
Tredegar 2020 Strategy Fund	5,445,020	7,388,067
Tredegar 2030 Strategy Fund	2,139,018	3,053,008
Tredegar 2040 Strategy Fund	594,475	938,048
Tredegar 2050 Strategy Fund	482,047	683,131
Russell 1000 Index Fund, Class A	4,455,259	7,959,593
Russell All International Markets Fund, Class B	3,595,620	7,990,114

	41,757,534	60,376,287

Loans to participants	1,632,502	1,714,472

Total investments	$83,553,059	$99,288,880

(1) Investments are carried in the statements of net assets available for benefits at fair value.

(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4.	INVESTMENTS (Concluded)

During the years ended December 31, 2008 and 2007, the Plan’s investment portfolio (including investments bought, sold and held during the year) depreciated in value by $13,252,984 and $10,589,368 as follows:

	2008	2007

Investments at fair value as determined by quoted market price:

Tredegar common stock	$5,112,856	$(15,060,291)

Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:

Actively managed commingled funds	(18,365,840)	4,470,923

Net change in fair value	$(13,252,984)	$(10,589,368)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Corporation common stock fund is listed below. All employer contributions are nonparticipant-directed and are invested in the Tredegar Corporation common stock fund. All participant and rollover contributions are participant-directed. All other components listed below are a blend of participant-directed and nonparticipant-directed information.

	2008	2007

Net assets available for benefits:
Money market funds	$719,303	$560,677
Tredegar common stock	39,309,923	36,598,900
Accrued interest and dividends	88,147	93,157
Accrued expenses	(1,580)	(2,865)

	$40,115,793	$37,249,869

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income (loss):
Interest	$16,890	$43,494
Dividends	353,278	372,226
Net appreciation (depreciation) in fair value of investments	5,112,856	(15,060,291)
Other	3,926	—

	5,486,950	(14,644,571)

Contributions:
Employer	2,808,276	2,884,437
Participants’	520,953	634,745
Rollover	1,775	16,016

	3,331,004	3,535,198

Total additions	8,817,954	(11,109,373)

Deductions from net assets attributed to:
Administrative expenses	12,673	47,809
Benefits paid to participating employees	2,788,434	4,150,105
Transfers to participant-directed investments	3,150,923	6,077,224

Total deductions	5,952,030	10,275,138

Net increase (decrease)	2,865,924	(21,384,511)

Net assets available for benefits:
Beginning of year	37,249,869	58,634,380

End of year	$40,115,793	$37,249,869

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 6.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $29,000 and $93,000 for the years ended December 31, 2008 and 2007, respectively. Effective January 1, 2007, the Plan was amended so that participants were immediately vested.

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS

Effective January 1, 2008 the Plan adopted the provisions of SFAS No. 157, “Fair Value Measurements,” for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP No. SFAS 157-2 “effective Date of FASB Statement No. 157,” the Plan will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly impact the methods by which the Plan determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

	à	Level 1 Inputs- Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

à

Level 2 Inputs- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rate, volatilities, prepayment speeds, credit risks, etc.)

à

Level 3- Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions that the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Plan’s financial assets and financial liabilities carried at fair value effective January 1, 2008. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

(Continued)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 11.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS (Concluded)

Financial assets measured at fair value on a recurring basis include the following:

Investment Securities - Investment securities are recorded at fair value on a recurring basis. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include US Agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008

Assets

Money Market Funds	$—	$853,100	$—	$853,100

Common Stock	$39,309,923	$—	$—	$39,309,923

Actively Managed
Commingled Funds	$—	$41,757,534	$—	$41,757,534

Participant Loans	$—	$—	$1,632,503	$1,632,503

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2008
EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

	Russell Trust Company Short-Term Investment Fund	853,100	units	$853,100	$853,100

*	Tredegar Corporation common stock	2,162,262	units	16,927,248	39,309,923

	Russell Investment Contract Fund, Class C	544,436	units	**	8,381,059

	Russell Equity I Fund, Class G	989,414	units	**	6,118,201

	Russell Small Capitalization Fund, Class D	329,984	units	**	2,923,662

	Russell Fixed Income I Fund, Class B	258,387	units	**	4,141,950

	Tredegar 2010 Strategy Fund	415,916	units	**	3,481,223

	Tredegar 2020 Strategy Fund	721,194	units	**	5,445,020

	Tredegar 2030 Strategy Fund	327,067	units	**	2,139,018

	Tredegar 2040 Strategy Fund	90,483	units	**	594,475

	Tredegar 2050 Strategy Fund	73,037	units	**	482,047

	Russell 1000 Index Fund, Class A	549,353	units	**	4,455,259

	Russell All International Markets Fund, Class B	277,439	units	**	3,595,620

*	Participant loans	351 loans 4.25% - 9.75%		-0-	1,632,502

	Total investments				$83,553,059

*	party-in-interest

**	cost omitted for participant-directed investments